Exhibit 99.1

1 March 2018

Motif Bio plc

(“Motif Bio” or the “Company”)

Grant of share options to senior management

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, announces that the Company has granted a total of 4,750,000 options to purchase ordinary shares of 1 pence each of Motif Bio (“Ordinary Shares”) under the Company’s 2015 share option plan.  The options have an exercise price of 36.1 pence per Ordinary Share, being the closing price of the Ordinary Shares on February 28, 2018, the date of grant of the options.

Graham Lumsden, Chief Executive Officer, has been granted 3,000,000 options to purchase Ordinary Shares which vest over a four-year period, 2,000,000 of which are based on meeting certain performance targets. Jonathan Gold, Interim Chief Financial Officer, has been granted 1,000,000 options to purchase Ordinary Shares, 750,000 of which vest over a four-year period and are based on meeting certain performance targets and 250,000 of which will vest over a 12-month period beginning at the end of his interim assignment. Dr David Huang, Chief Medical Officer, was granted 750,000 options to purchase Ordinary Shares which vest over a four-year period.

For further information, please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
David Hignell/John Howes/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/	motifbio@walbrookpr.com
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (US PR)	+1 (858) 717-2310
+1 (212) 845-4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

1.	Details of the person discharging managerial responsibilities / person closely associated

a.	Name	Graham Lumsden

2.	Reason for the notification

a.	Position/status	Chief Executive Officer

b.	Initial notification /Amendment	Initial

3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a.	Name	Motif Bio plc

b.	LEI	54930080DN00QTIUUU84

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a.	Description of the Financial instrument, type of instrument Identification code	Options over ordinary shares of 1p each GB00BVVT4H71

b.	Nature of the transaction	Grant of options to a PDMR

c.	Price(s) and volume(s)	Price(s)	Volume(s)

		0p	3,000,000

d.	Aggregated information • Aggregated volume • Price	N/A

e.	Date of the transaction	2018-02-28

f.	Place of the transaction	N/A

5.	Details of the person discharging managerial responsibilities / person closely associated

a.	Name	Jonathan Gold

6.	Reason for the notification

a.	Position/status	Interim Chief Financial Officer

b.	Initial notification /Amendment	Initial

7.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a.	Name	Motif Bio plc

b.	LEI	54930080DN00QTIUUU84

8.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a.	Description of the Financial instrument, type of instrument Identification code	Options over ordinary shares of 1p each GB00BVVT4H71

b.	Nature of the transaction	Grant of options to a PDMR

c.	Price(s) and volume(s)	Price(s)	Volume(s)

		0p	1,000,000

d.	Aggregated information • Aggregated volume • Price	N/A

e.	Date of the transaction	2018-02-28

f.	Place of the transaction	N/A

9.	Details of the person discharging managerial responsibilities / person closely associated

a.	Name	Dr David Huang

10.	Reason for the notification

a.	Position/status	Chief Medical Officer

b.	Initial notification /Amendment	Initial

11.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a.	Name	Motif Bio plc

b.	LEI	54930080DN00QTIUUU84

12.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a.	Description of the Financial instrument, type of instrument Identification code	Options over ordinary shares of 1p each GB00BVVT4H71

b.	Nature of the transaction	Grant of options to a PDMR

c.	Price(s) and volume(s)	Price(s)	Volume(s)

		0p	750,000

d.	Aggregated information • Aggregated volume • Price	N/A

e.	Date of the transaction	2018-02-28

f.	Place of the transaction	N/A